# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Marqeta, Inc., CIK 0001522540
CUSIP: 57142B203
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 180 Grand Avenue, 6th Floor, Oakland, California (CA), 94612
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001864306

## Reporting persons
- Jason Gardner: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 609,631; shared voting power 9,396,980; sole dispositive power 609,631; shared dispositive power 9,396,980; aggregate amount beneficially owned 11,999,943 (11.51% of the class)

## Item 1. Issuer
Name of issuer: Marqeta, Inc.
Address of issuer's principal executive offices: 180 Grand Avenue, 6th Floor, Oakland, CA 94612

## Item 2. Person Filing
Name of person filing: This Statement is filed by Jason Gardner, c/o Marqeta, Inc., 180 Grand Avenue, 6th Flr., Oakland, CA 94612. Jason Gardner is a resident of the United States.
Address of principal business office or, if none, residence: This Statement is filed by Jason Gardner, c/o Marqeta, Inc., 180 Grand Avenue, 6th Flr., Oakland, CA 94612. Jason Gardner is a resident of the United States.
Citizenship: This Statement is filed by Jason Gardner, c/o Marqeta, Inc., 180 Grand Avenue, 6th Flr., Oakland, CA 94612. Jason Gardner is a resident of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The shares beneficially owned and percentage of beneficial ownership reported herein reflect the effect of the 1-for-4 reverse stock split that became effective on June 30, 2026 and include: 11,999,943 shares which includes (i) 3,556,343 shares of Class A Common Stock and 4,856,369 shares of Class B Common Stock held by the Gardner 2008 Living Trust dated March 22, 2008 for which Mr. Gardner serves as co-trustee, and exercises voting and investment control, (ii) 492,134 shares of Class B Common Stock held by the Jason Gardner 2025 GRAT dated May 14, 2025 for which Mr. Gardner is trustee, (iii) 492,134 shares of Class B Common Stock held by the Jocelyne Gardner 2025 GRAT dated May 14, 2025 for which Mr. Gardner's spouse is trustee and (iv) 609,631 shares of Class B Common Stock subject to outstanding options exercisable within 60 days of June 30, 2026. Also includes 73,332 shares of Class A Common Stock and 1,920,000 shares of Class B Common Stock held by trusts for the benefit of Mr. Gardner's children, for which shares Mr. Gardner disclaims beneficial ownership and exercises no voting or investment control. These shares of Class B Common Stock are being included for completeness.
Percent of class: 11.51% (percentage ownership is calculated based on 95,915,584 shares of Class A Common Stock outstanding as of June 30, 2026, assuming that only the shares of Class B Common Stock held by Mr. Gardner were converted into Class A Common Stock and assumes that the 609,631 shares of common stock underlying the stock options are deemed outstanding pursuant to SEC Rule 13d-3(d)(1)(i)). In the event that all outstanding shares of Class B Common Stock were converted into shares of Class A Common Stock, the percentage ownership reported in row 11 above would be 11.46%.
Sole power to vote or to direct the vote: 609,631 shares (See item 4(a) above).
Shared power to vote or to direct the vote: 9,396,980 shares (See item 4(a) above).
Sole power to dispose or to direct the disposition: 609,631 shares (See item 4(a) above).
Shared power to dispose or to direct the disposition: 9,396,980 shares (See item 4(a) above).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Jason Gardner: /s/ Jason Gardner, Jason Gardner (07/17/2026)